UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 7, 2020

FOLEY TRASIMENE ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-39456	85-1961020
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1701 Village Center Circle Las Vegas, NV	89134
(Address of principal executive offices)	(Zip Code)

(702) 323-7330

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one Warrant	BFT.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	BFT	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	BFT WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Agreement

On December 7, 2020, Foley Trasimene Acquisition Corp. II (“FTAC II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (the “Company”), Paysafe Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), Paysafe Bermuda Holding LLC, a Bermuda exempted limited liability company (the “LLC”), Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (“Pi Jersey Holdco”) and Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales (“PGHL”).

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) Merger Sub will merge with and into FTAC II, with FTAC II being the surviving corporation in the merger and an indirect subsidiary of the Company (the “Merger”) and each outstanding share of common stock of FTAC (other than certain excluded shares) will convert into the right to receive one common share, par value $0.001 per share, of the Company (the “Company Common Share”) and (ii) PGHL will transfer and contribute Pi Jersey Holdco to the Company in exchange for Company Common Shares and cash (collectively, the “Paysafe Contribution”, and together with the other transactions contemplated by the Merger Agreement, the “Transactions”).

The proposed Business Combination is expected to be consummated after the required approval by the stockholders of FTAC II and the satisfaction of certain other conditions summarized below.

Merger Agreement

Consideration Paid to PGHL – Closing Transaction Consideration

The consideration to be paid to PGHL will be paid in a combination of stock and cash consideration (the “Closing Transaction Consideration”). The cash consideration will be an amount equal to (i) (x) all amounts in FTAC II’s trust account (after reduction for the aggregate amount of payments required to be made in connection with any valid stockholder redemptions), plus (y) the aggregate amount of cash that has been funded pursuant to the Subscription Agreements (as defined below) as of immediately prior to the closing, plus (z) the aggregate amount of cash that has been funded pursuant to that certain Forward Purchase Agreement, by and between FTAC II and Cannae Holdings, Inc., dated as of August 18, 2020 as of immediately prior to the closing (such amounts in clauses (x), (y) and (z), the “Available Cash Amount”), minus (ii) any excess amount of the Company’s net debt over $1,805,000,000, and minus (iii) any transaction expenses (such amount, the “Closing Cash Consideration”). The remainder of the Closing Merger Consideration will be paid in a number of Company Common Shares equal to (A) (i) $8,713,000,000, minus (ii) the Company’s net debt, minus (iii) any transaction expenses, plus (iv) the aggregate price of permitted acquisitions, if any, minus (v) Closing Cash Consideration, divided by (B) $10.00 per share (the “Closing Share Consideration”).

Consideration Paid to FTAC II Stockholders – Effects of the Merger

At the effective time of the Merger (the “Effective Time”), each share of FTAC II’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and FTAC II’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) will be cancelled and automatically deemed for all purposes to represent the right to receive, in the aggregate, one Company Common Share. At the Effective Time, each of FTAC II’s public warrants that are outstanding immediately prior to the Effective Time will, pursuant to and in accordance with the warrant agreement covering such warrants, automatically and irrevocably be modified to provide that such warrant will no longer entitle the holder thereof to purchase the amount of share(s) of FTAC II common stock set forth therein and in substitution thereof such warrant will entitle the holder thereof to acquire the same number of Company Common Shares per warrant on the same terms.

In connection with the consummation of the Business Combination, the warrants held by Trasimene Capital FT, LP II (“FTAC II Sponsor”) will be transferred to FTAC II in exchange for shares of Class C common stock, par value $0.0001 of FTAC II (the “Class C Common Stock”), and immediately thereafter FTAC II Sponsor will transfer and contribute such shares of Class C Common Stock to the LLC in exchange for exchangeable units of the LLC (as provided for in the Sponsor Agreement). Such exchangeable units will be exchangeable into Company Common Shares or cash, as determined by the LLC, on the same terms as such warrants, following the first anniversary of the closing and expiring on the fifth anniversary of the closing.

Representations and Warranties

The Merger Agreement contains representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, formation and authority, (ii) authorization to enter into the Merger Agreement, (iii) capital structure, (iv) consents and approvals, (v) financial statements, (vi) liabilities, (vii) real estate, (viii) litigation, (ix) material contracts, (x) taxes, (xi) intellectual property, (xii) absence of changes, (xiii) environmental matters, (xiv) employee matters, (xv) licenses and permits, (xvi) compliance with laws and (xvii) regulatory matters. The representations and warranties of the parties contained in the Merger Agreement will terminate and be of no further force and effect as of the closing of the Transactions.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the parties’ respective businesses prior to consummation of the Transactions, (ii) FTAC II and PGHL’s efforts to satisfy conditions to consummation of the Transactions, (iii) FTAC II and PGHL to cease discussions regarding alternative transactions, (iv) FTAC II, PGHL and the Company to prepare and file a registration statement on Form F-4 in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the Company Common Shares to be issued pursuant to the Merger Agreement, which will also contain a prospectus and proxy statement for the purpose of soliciting proxies from FTAC II’s stockholders to vote in favor of certain matters (the “FTAC II Stockholder Matters”), including the adoption of the Merger Agreement, approval of the Transactions, amendment and restatement of FTAC II’s second amended and restated certificate of incorporation and certain other matters at a special meeting called therefor (the “Special Meeting”), (v) the protection of, and access to, confidential information of the parties and (vi) the parties’ efforts to obtain necessary approvals from governmental agencies.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for transactions involving special purpose acquisition companies, including, among others: (i) approval of the FTAC II Stockholder Matters by FTAC’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) receipt of other required regulatory approvals, (iv) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force, (v) FTAC II having at least $5,000,001 of net tangible assets as of the closing of the Transactions, (vi) the Form F-4 having become effective, (vii) the Company Common Shares having been approved for listing on the New York Stock Exchange, and (viii) customary bring down conditions. Additionally, the obligations of PGHL and the Company to consummate the Transactions are also conditioned upon, among others, (A) the amount of Available Closing Cash being least $3,400,000,000 as of the closing of the Transactions, (B) the audited and interim financial statements of Pi Jersey Holdco being available for issuance and (C) each of the covenants of the parties to the Sponsor Agreement (as defined below) having been performed as of or prior to the closing of the Transactions in all material respects, and none of such parties having threatened (orally or in writing) that the Sponsor Agreement is not valid, binding and in full force and effect, that the Company is in breach of or default under the Sponsor Agreement or to terminate the Sponsor Agreement.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing of the Transactions, as follows:

(i)	by mutual written consent of FTAC II and PGHL;

(ii)

by either FTAC II or PGHL if the transactions are not consummated on or before December 7, 2021 (the “Termination Date”), but, in the case of FTAC II’s right to terminate, the Termination Date will be automatically extended if any action for specific performance or other equitable relief by PGHL or the Company with respect to the Merger Agreement, the other transaction agreements specified in the Merger Agreement or otherwise regarding the Transactions is commenced or pending on or prior to the Termination Date, provided that the terminating party’s failure to fulfill any of its obligations under the Merger Agreement is not the primary cause of the failure of the closing to occur by such date;

(iii)

by either FTAC II or PGHL if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently enjoining or prohibiting the merger, which order, decree, judgment, ruling or other action is final and nonappealable;

(iv)

by either FTAC II or PGHL if the other party has breached any of its covenants, agreements, representations or warranties which would result in the failure of certain conditions to be satisfied at the closing and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party’s failure to fulfill any of its obligations under the Merger Agreement is not the primary cause of the failure of the closing to occur; or

(v)

by either FTAC II or PGHL if, at the Special Meeting, the Transactions and the other FTAC II Stockholder Matters shall fail to be approved by holders of FTAC II’s stockholders, provided that FTAC II’s right to terminate for failure to obtain such approval shall not be available if, at the time of such termination, FTAC II is in breach of certain of its obligations under the Merger Agreement, including with respect to the preparation, filing and mailing of the registration statement and prospectus/proxy statement and convening the Special Meeting.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and any related agreements. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been included as an exhibit to this Current Report on Form 8-K (this “Current Report”) to provide investors with information regarding its terms. It is not intended to provide any other factual information about FTAC II, the Company, PGHL or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in FTAC II’s public disclosures.

A copy of the Merger Agreement is filed with this Current Report as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Related Agreements

Shareholders Agreement

In connection with the execution of the Merger Agreement, PGHL, the Company, Pi Jersey Topco Limited (“Pi Topco”), Cannae Holdings, LLC (“Cannae”), FTAC II Sponsor, certain funds affiliated with CVC (the “CVC Investors”) and certain funds affiliated with Blackstone (the “Blackstone Investors”) have agreed to enter into a Shareholders Agreement (the “Shareholders Agreement”) at the closing of the Transaction. Pursuant to terms of the Shareholders Agreement, effective as of the date the closing of the Transaction occurs (the “Closing Date”), the Company’s board of directors (the “Board”) is anticipated to be comprised of eleven directors as follows: (i) four directors designated by Cannae and FTAC II Sponsor (together, the “FTAC Investors”), (ii) four directors designated by the CVC Investors and Blackstone Investors, (iv) two directors mutually designated by Cannae, the CVC Investors and the Blackstone Investors (which such directors will be independent directors) and (v) the chief executive officer of PGHL.

Following the Closing Date, the FTAC Investors’ right to designate directors to the Board is subject to (a) the amount of Company Common Shares held by the FTAC Investors at a given point in time, as compared to the Company Common Shares held by the FTAC Investors on the Closing Date and (b) the amount of Company Common Shares held by the FTAC Investors as compared to the number of Company Common Shares then outstanding at a given time. So long as the FTAC Investors hold at least 50% of the Company Common Shares held by the FTAC Investors on the Closing Date, the FTAC Investors will have the right to designate four directors and Cannae will have the right to jointly with the CVC Investors and the Blackstone Investors, designate two directors. If the FTAC Investors hold less than 50% of the Company Common Shares held by the FTAC Investors on the Closing Date, they will have the right to designate (1) if the FTAC Investors hold at least 7.5% of the aggregate outstanding Company Common Shares, four directors and Cannae will have the right to jointly with the CVC Investors and the Blackstone Investors, designate two directors, and to consent to any individual nominated for election to the Board seat initially occupied by the chief executive officer of PGHL; (2) if the FTAC Investors hold at least 6.25% (but less than 7.5%) of the aggregate outstanding Company Common Shares, two directors; and (3) if the FTAC Investors hold at least 2.5% (but less than 6.25%) of the aggregate outstanding Company Common Shares, one director.

Additionally, following the Closing Date, each of the CVC Investors’ and Blackstone Investors’ rights to designate directors to the Board is subject to the aggregate amount of Company Common Shares held by such investors as compared to the number of Company Common Shares outstanding at any time. If the CVC Investors or the Blackstone Investors, as the case may be, directly hold or indirectly, as set forth on the books and records of PGHL or Pi Topco, as applicable, are attributed at least 7.5% of the aggregate outstanding Company Common Shares, the CVC Investors or the Blackstone Investors, are, respectively, entitled to designate two directors. If the CVC Investors or the Blackstone Investors, as the case may be, directly hold or indirectly, as set forth on the books and records of PGHL or Pi Topco, as applicable, are attributed at least 2.5% (but less than 7.5%) of the aggregate outstanding Company Common Shares, then the CVC Investors or the Blackstone Investors, are, respectively, entitled to appoint one director. If the CVC Investors or the Blackstone Investors, as the case may be, hold at least 7.5% of the aggregate outstanding Company Common Shares, then the CVC Investors or the Blackstone Investors, are, respectively, entitled to jointly with Cannae and the Blackstone Investors (in the case of the CVC Investors) and the CVC Investors (in the case of the Blackstone Investors) designate two directors and to consent to any individual nominated for election to the Board seat initially occupied by the chief executive officer of PGHL. Additionally, each of the CVC Investors and the Blackstone Investors have agreed not to transfer any Company Common Shares for a period beginning on the Closing Date and ending on the earlier of (A) 180 days thereafter or (B) if the volume weighted average price of the Company Common Shares equals or exceeds $12.00 per share for any 20 trading days within a 30 trading day period, 60 days thereafter. The foregoing description of the Shareholders Agreement is not complete and is qualified in its entirety by reference to the form of Shareholders Agreement, which is attached as Exhibit D to the Merger Agreement which is included as Exhibit 2.1 to this Current Report and is incorporated herein by reference.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, the Company, Pi Topco, PGHL, Cannae, FTAC II Sponsor, certain funds affiliated with CVC and certain funds affiliated with Blackstone have agreed to entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) at the closing of the Transaction. The Registration Rights Agreement will provide these holders (and their permitted transferees) with the right to require the Company, at the Company’s expense, to register Company Common Shares that they hold on customary terms for a transaction of this type. The Registration Rights Agreement will also provide that the

Company pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is attached as Exhibit E to the Merger Agreement which is included as Exhibit 2.1 to this Current Report and is incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Merger Agreement, FTAC II, PGHL and the Company entered into certain common stock subscription agreements (the “Subscription Agreements”) with certain investment funds (the “PIPE Investors”) pursuant to which, the Company has agreed to issue and sell to the PIPE Investors, in the aggregate, $2,000,000,000 of Company Common Shares (the “PIPE Investment”) at a purchase price of $10.00 per share. The closing of the PIPE Investment is conditioned on all conditions set forth in the Merger Agreement having been satisfied or waived and other customary closing conditions, and the Transactions will be consummated immediately following the closing of the PIPE Investment. The Subscription Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the mutual written agreement of the parties thereto or (iii) at a PIPE Investor’s election, on or after December 7, 2021, subject to automatic extension if any action for specific performance or other equitable relief by PGHL or the Company with respect to the Merger Agreement, the other transaction agreements specified in the Merger Agreement or otherwise regarding the Transactions is commenced or pending on or prior to the Termination Date.

The foregoing description of the Subscription Agreements is not complete and is qualified in its entirety by reference to the Subscription Agreements, the form of which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, FTAC II amended and restated (a) that certain letter agreement (the “Sponsor Agreement”), dated August 21, 2020, by and among FTAC II and FTAC II Sponsor and (b) each of the letter agreements, dated as of August 21, 2020, by and between FTAC II and William P. Foley, II, Richard N. Massey, Mark D. Linehan, Erika Meinhardt, David W. Ducommun, Michael L. Gravelle, C. Malcolm Holland and Bryan D. Coy (the “Insiders”), pursuant to which, among other things, FTAC II Sponsor and the Insiders agreed (i) to vote any shares of FTAC II’s securities in favor of the Transactions and other FTAC II Stockholder Matters, (ii) not to redeem any shares of Class A Common Stock or Class B Common Stock, (iii) not to take any action to solicit any offers relating to an alternative business combination, (iv) to use reasonable best efforts to obtain required regulatory approvals, (v) not to transfer any Company Common Shares for a period beginning on the Closing Date and ending on the earlier of (A) 270 days thereafter or (B) if the volume weighted average price of the Company Common Shares equals or exceeds $12.00 per share for any 20 trading days within a 30 trading day period, 150 days thereafter, and (vi) to be bound to certain other obligations as described therein (the “Amended and Restated Sponsor Agreement”). Additionally, as provided in the Merger Agreement, FTAC II Sponsor and certain of the Insiders have agreed to forfeit 7,987,877 shares of Class B Common Stock at the consummation of the Business Combination. All such shares of Class B Common Stock shall be canceled. The foregoing description of the Amended and Restated Sponsor Agreement is not complete and is qualified in its entirety by reference to the Amended and Restated Sponsor Agreement, which is attached as Exhibit 10.2 to this Current Report and incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On December 7, 2020, FTAC II and PGHL, issued a press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation dated December 2020, that will be used by FTAC II with respect to the Transactions.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of FTAC II under the Securities Act or the

Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Important Information About the Proposed Business Combination and Where to Find It In connection with the proposed business combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by the Company with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to holders of FTAC II’s common stock in connection with FTAC II’s solicitation for proxies for the vote by FTAC II’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. FTAC II, PGHL and the Company urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about PGHL, FTAC II, and the proposed business combination. Such persons can also read FTAC II’s final prospectus dated August 20, 2020 (SEC File No. 333-240285), for a description of the security holdings of FTAC II’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to FTAC II’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp. II, 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

FTAC II, PGHL, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FTAC II’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of FTAC II’s directors and executive officers in FTAC II’s final prospectus dated August 20, 2020 (SEC File No. 333-240285), which was filed with the SEC on August 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FTAC II’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of FTAC II’s and PGHL’s participants in the solicitation, which may, in some cases, be different than those of FTAC II’s and PGHL’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. FTAC II’s and PGHL’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FTAC II’s and PGHL’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside FTAC II’s and PGHL’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against FTAC II, the Company and/or PGHL following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of FTAC II, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on PGHL’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the Company’s common shares on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of PGHL to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Paysafe, FTAC II or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in FTAC II’s most recent filings with the SEC and will be contained in the Form F-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning FTAC II, PGHL or the Company, the transactions described herein or other matters and attributable to FTAC II, Paysafe, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of FTAC II, PGHL and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTAC II, the Company or PGHL, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of December 7, 2020, by and among Foley Trasimene Acquisition Corp. II, Paysafe Limited, Paysafe Merger Sub Inc., Paysafe Group Holdings Limited, Paysafe Bermuda Holding LLC and Pi Jersey Holdco 1.5 Limited.

10.1	Form of Subscription Agreement.

10.2	Amended and Restated Sponsor Agreement, dated as of December 7, 2020, by and among Foley Trasimene Acquisition Corp. II, Trasimene Capital FT, LP II, and the Insiders.

99.1	Joint Press Release of Foley Trasimene Acquisition Corp. II and Paysafe Group Holdings Limited, dated December 7, 2020.

99.2	Investor Presentation dated December 2020.

*

Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Foley Trasimene Acquisition Corp. II agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Foley Trasimene Acquisition Corp. II

Date: December 7, 2020	By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	General Counsel and Corporate Secretary